Exhibit (h)(94)

Aspen Partners, Ltd.

4200 Northside Parkway
Building 11, Suite 200
Atlanta, Georgia 30327

Phone: (404) 879-5126
Fax: (404) 879-5128

www.aspenpartners.com

June 7, 2017

Mr. Edmund J. Burke
Chairman
Financial Investors Trust
1290 Broadway, Suite 1100
Denver, CO  80203

Re:	Aspen Managed Futures Strategy Fund and Aspen Portfolio Strategy Fund (each a “Fund,” and collectively, the “Funds”), each a Series of Financial Investors Trust

Dear Mr. Burke:

This letter confirms the agreement between Aspen Partners, Ltd. (the “Adviser”) and Financial Investors Trust to contractually limit the total amount of the Management Fees and Other Expenses (as such terms are defined in Item 3 of Form N-1A) that it is entitled to receive from the Funds.

With respect to the Funds’ Class A and Class I shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A), after such fee waiver and/or expense reimbursement (exclusive of distribution and/or service (12b-1) fees, shareholder service fees, acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) exceed 1.55% of the average daily net assets for each of Class A and Class I shares of the Fund for a particular month, annualized, the Adviser will reduce the Management Fees and/or Other Expenses otherwise payable to the Adviser with respect to the applicable Fund for such month, annualized, by an amount equal to such excess, and/or the Adviser shall reimburse the Fund (or class as applicable) by the amount of such excess.  The waiver or reimbursement shall be allocated to each class of the applicable Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser agrees that the above fee waiver and reimbursement agreement for the Funds are effective as of September 1, 2017 and shall continue at least through August 31, 2018.

The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.  Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred.

ASPEN PARTNERS, LTD.

By:	/s/George Vick
Name:	George Vick
Title:	Chief Compliance Officer

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:	/s/Edmund J. Burke
Name:	Edmund J. Burke
Title:	President